AVRUPA MINERALS

September 12, 2012

Attention: Ron Alper

RE: Response Extension

Dear Ron:

This letter is in response for your request to submit a letter confirming that Winnie Wong, CFO for Avrupa Minerals Ltd. is currently on vacation and the response required is forthcoming upon her return nearby Oct. 08, 2012.

If you should have any questions up until her return, please contact the undersigned at 604-687-3520 ext 242.

Sincerely,

Mark Brown
Director

Avrupa Minerals Ltd. | 410-325 Howe Street Vancouver BC V6C 1Z7 T: 604-687-3520 F: 1-888-889-4874